Exhibit 99.3

EXECUTION VERSION

Goldman Sachs Bank Europe SE

Taunusanlage 9-10, D-60329, Frankfurt am Main, Germany

Opening Transaction

13 August 2023

Reference No. as separately notified

Customer Account No. 066188178

Exor N.V.

Gustav Mahlerplein 25

1082 MS Amsterdam

The Netherlands

Attention: Guido de Boer, Florence Hinnen and Maite Labairu-Trenchs

Dear Sir/ Madam,

VWAP Share Purchase Transaction on Koninklijke Philips N.V.

The purpose of this communication (this “Confirmation”) is to set forth the specific terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) between Goldman Sachs Bank Europe SE (“Bank”) and Exor N.V. (“Counterparty”). This communication constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

This Confirmation is subject to, and incorporates, the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc.

This Confirmation evidences a complete and binding agreement between Bank and Counterparty as to the terms of the Transaction. This Confirmation shall supplement, form a part of, and be subject to an agreement (which will survive the termination of the Transaction set out in this Confirmation) in the form of a 2002 ISDA Master Agreement (the “ISDA Form” and, as amended and supplemented by this Confirmation, the “Agreement”) as if Bank and Counterparty had executed an agreement in such form effective as of the date of this Confirmation, without any Schedule thereto except for the following elections and subject to the amendments set forth under “Amendments to the ISDA Form” below:

(i)	English law as the governing law (which shall also apply to any non-contractual obligations arising out of or in connection with the Agreement); and

(ii)	EUR as the Termination Currency.

All provisions contained in, or incorporated by reference to, the Agreement will govern this Confirmation except as expressly modified herein. In the event of any inconsistency between this Confirmation and the Equity Definitions or the Agreement, as the case may be, this Confirmation will govern.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Trade Date:	14 August 2023

Shares:	Ordinary Shares in the Issuer (ISIN: NL0000009538, Bloomberg: PHIA NA Equity)

Issuer:	Koninklijke Philips N.V.

Exchange(s):	Euronext Amsterdam

Related Exchange(s):	All Exchanges

Termination Date:

Any Scheduled Trading Day as determined by Bank and notified by Bank to Counterparty, provided that such date shall fall no earlier than the Minimum Maturity Date and no later than the Maximum Maturity Date (for the avoidance of doubt, subject to adjustments, including in accordance with the provisions under “Consequences of Disrupted Days” below).

A notice identifying the Termination Date and the Cash Settlement Amount must be given by Bank to Counterparty no later than one (1) Scheduled Trading Day after such Termination Date.

Transaction Supplement:	The schedule of terms attached as Annex 1 to this Confirmation.

Minimum Maturity Date:	The date specified as such in the Transaction Supplement.

Maximum Maturity Date:	The date specified as such in the Transaction Supplement.

Share Sale and Purchase

Sale and Purchase:	On the Share Purchase Date, Bank shall sell and Counterparty shall purchase a number of Shares equal to the Sold Shares at the Share Sale Price per Share for settlement on a delivery versus payment basis from and into the Custody Account on the Share Purchase Settlement Date.

Sold Shares:	The number of Shares specified as such in the Transaction Supplement

Share Sale Price:	The price per Share specified as such in the Transaction Supplement.

Share Purchase Date:	Trade Date.

Share Purchase Settlement Date:	16 August 2023, being the date that is one Settlement Cycle after the Trade Date.

Custody Account:	The securities custody account (and associated cash account) opened with Custodian in the name of Counterparty with the account number specified in the definition of “Custody Account Number” in the Transaction Supplement, and which is subject to security in favour of Bank pursuant to the Security Agreement.

Custodian:	Goldman Sachs International acting as custodian under the Custody Agreement.

Custody Agreement:	The Custody Agreement Professional Clients entered into between Counterparty and the Custodian dated 5 July 2023.

Security Agreement:	The security agreement entered into between Counterparty, Bank and the Custodian on or about the date of this Confirmation.

Settlement Terms

Settlement Currency:	EUR

Cash Settlement:

On the Cash Settlement Payment Date, if the Cash Settlement Amount is:

(a)   a positive number, Counterparty shall pay an amount equal to the Cash Settlement Amount to Bank; or

(b)   a negative number, Bank shall pay an amount equal to the absolute value of the Cash Settlement Amount to Counterparty.

Cash Settlement Amount:	An amount in EUR determined by the Calculation Agent that is equal to the product of: (a) the Number of Shares; and (b) the Price Differential.

Number of Shares:	The number of Shares specified as such in the Transaction Supplement

Price Differential:	The Final Price minus the Initial Price.

Initial Price:	Share Sale Price.

Final Price:	An amount in EUR, determined by the Calculation Agent, equal to the Adjusted Benchmark Price.

Benchmark Price:	An amount (expressed in EUR) per Share, as determined by the Calculation Agent on the Valuation Date, equal to the arithmetic mean of the Daily VWAP on each Averaging Date during the Reference Period.

Adjusted Benchmark Price:

(a)   If the Benchmark Price is greater than the Benchmark Floor Price, but less than the Benchmark Cap Price, the Benchmark Price;

(b)   if the Benchmark Price is equal to or greater than the Benchmark Cap Price, the Benchmark Cap Price; and

(c)   if the Benchmark Price is equal to or less than the Benchmark Floor Price, the Benchmark Floor Price.

Benchmark Cap Price:	The amount in EUR specified as such in the Transaction Supplement.

Benchmark Floor Price:	The amount in EUR specified as such in the Transaction Supplement.

Daily VWAP:

In respect of any Exchange Business Day, the volume weighted average price per Share as determined by the Calculation Agent for such day within the regular trading session of the Exchange on such day with reference only to continuous trading and by reference to Bloomberg page “PHIA NA Equity VWAP” (selecting “Continuous Trades” in the dropdown list of the Calculation field), or any successor thereto, and rounded down to the fourth decimal place.

If such price is not so reported on such Exchange Business Day for any reason or is, in the Calculation Agent’s reasonable discretion, erroneous, the Daily VWAP for such day will be as reasonably determined by the Calculation Agent (acting in good faith) and Calculation Agent shall provide Counterparty details of the basis of such determination in writing (which may be by email) promptly on request.

Valuation Date:	Termination Date.

Cash Settlement Payment Date:	The date falling 4 Currency Business Days after Bank has notified Counterparty of the Valuation Date and the Cash Settlement Amount.

Averaging Dates:	Each Exchange Business Day during the Reference Period.

Benchmark Price Reporting:

The Calculation Agent shall provide Counterparty by email on each Exchange Business Day the following information (each a “Benchmark Price Report”) in the form set out in Annex 3 as of the Exchange Business Day immediately preceding the date of the relevant Benchmark Price Report (such Exchange Business Day, the “Reporting Date”):

(a)   the Benchmark Price as of the Reporting Date as if the Reporting Date were the Valuation Date; and

(b)   the Price Differential as of the Reporting Date as if the Reporting Date were the Valuation Date.

Reference Period:	The period beginning on (and including) the Trade Date to (and including) the Valuation Date.

Consequences of Disrupted Days:

Section 6.6 (Consequences of Disrupted Days) and Section 6.7(c) (Averaging Date Disruption) of the Equity Definitions shall not apply.

Notwithstanding any other provision of this Confirmation, if the Trade Date or any Averaging Date is a Disrupted Day, the Calculation Agent may, having consulted with the parties, (a) exclude that Disrupted Day from the Reference Period and the corresponding Daily VWAP for such day (if any) shall be disregarded from the determination of the Benchmark Price; or (b) apply a weighting factor of less than one (but greater than zero) to, or any other adjustment to the calculation of, any Daily VWAP for such day;.

For such purposes:

(i) the first sentence of Section 6.3(a) of the Equity Definitions shall be deleted and replaced in its entirety with the words:

““Market Disruption Event” means in respect of a Share, the occurrence or existence at any time, on any day, of a Trading Disruption, Exchange Disruption or Early Closure.”; and

(ii)  Section 6.3(d) of the Equity Definitions shall be amended by the deletion of the remainder of the sentence in its entirety which follows the words, “prior to its Scheduled Closing Time”.

Dividends

Dividend Payer:	Counterparty

Dividend Receiver:	Bank

Dividend Amount:	For each Exchange Business Day on which the Shares commence trading ex-dividend on the Exchange with respect to an Ordinary Dividend (an “Ex-dividend Date”) in the period from and including the Trade Date and to and including the Valuation Date, Dividend Payer will on each Dividend Payment Date pay to Dividend Receiver an amount determined by the Calculation Agent to be equal to the Dividend Payment Amount for the related Ex-dividend Date.

Ordinary Dividend:	Any dividend or distribution paid in cash (a “Cash Dividend”) or in Shares (a “Stock Dividend”) on the Shares by the Issuer, other than an Extraordinary Dividend.

Dividend Payment Date:	In respect of an Ordinary Dividend, the second Currency Business Day after the date on which the Issuer pays or delivers such Ordinary Dividend (and the parties acknowledge that the Dividend Payment Date may fall after the Cash Settlement Payment Date).

Dividend Payment Notice:	The Calculation Agent shall send a notice to the Dividend Payer no later than 10.00 am (London time) on the first Currency Business Day after each Ex-dividend Date, specifying the Dividend Payment Amount payable by Dividend Payer on the corresponding Dividend Payment Date and Bank’s Transaction Delta used for the purposes of calculating such Dividend Payment Amount.

Dividend Payment Amount:

In respect of each Dividend Payment Date, an amount equal to the product of:

(i) Net Dividend Per Share; and

(ii)  a number of Shares equal to the Transaction Delta on the Exchange Business Day falling immediately prior to the Ex-dividend Date for the dividend to which such Dividend Payment Date relates.

Net Dividend Per Share:

In respect of:

(a)   a Cash Dividend, the net ordinary cash dividend per Share that would be received by a holder of record of the Shares in the same tax jurisdiction (as notified by the Bank to the Counterparty following the Trade Date) as Dividend Receiver (after deduction for taxes withheld or deducted at source by or behalf of any applicable authority having power to tax in respect of such a dividend and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon) as notified by Bank to Counterparty;

(b)   a Stock Dividend, an amount per Share equal to the cash value of the Stock Dividend as declared by the issuer or if no such cash value is declared as determined by the Calculation Agent.

For the purposes of calculating the Net Dividend Per Share, if the Issuer declares a dividend and the Counterparty can elect to receive either cash or Shares, such election made by the Counterparty and notified to the Bank will determine whether such dividend is treated as a Cash Dividend or a Stock Dividend.

Transaction Delta:	In respect of any day, a number of Shares determined in good faith by Bank as its delta equity price risk in respect of the Transaction on that day.

Extraordinary Dividend:	Any dividend or distribution on the Shares that the Calculation Agent determines is an Extraordinary Dividend.

Share Adjustments:

Method of Adjustment:

Calculation Agent Adjustment

For the purposes of Section 11.2(c) of the Equity Definitions, the words “provided that no adjustments will” in the final paragraph thereof will be replaced with the words “it being understood that adjustments may”.

Extraordinary Events:

Consequences of Merger Events:
Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Consequences of Announcement Event:	On or after the relevant date of such Announcement Event, the Issuer and the Shares will not change, but the Calculation Agent shall following consultation with Bank and Counterparty either (i)(A) make such adjustment to the exercise, settlement, payment or any other terms of the Transaction (including without limitation any spread) as the Calculation Agent determines appropriate to account for the economic effect on the Transaction and any Hedge Positions in respect of the Transaction of such Announcement Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction or for any economic effect arising from a market reaction to an anticipated Announcement Event which occurs prior to the Announcement Event), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Announcement Event by an options exchange to options on the relevant Shares traded on such options exchange and (B) determine the effective date of that adjustment, or (ii) if the Calculation Agent determines that no adjustment that it could make under (i) will produce a commercially reasonable result, notify the parties that the relevant consequence shall be the termination of the Transaction, in which case “Cancellation and Payment” will be deemed to apply and any payment to be made by one party to the other shall be calculated by Bank in accordance with Section 12.8;

Announcement Event:	(i) The public announcement by any entity of the completion of any Merger Event or Tender Offer, (ii) the public announcement by Issuer of the intention to enter into a Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, (iii) the public announcement by any entity other than Issuer of the intention to enter into a Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, in each case, that the Calculation Agent determines would be reasonably likely to be completed, where such announcement has a material economic effect on the market price of the Shares or options on the Shares (as determined by the Calculation Agent), (iv) the public announcement by Issuer, or any of its agents of any acquisition or disposition where, if completed, the aggregate consideration exceeds 40% of the market capitalization of Issuer as of the date of such announcement (a “Transformative Transaction”), or (v) any subsequent public announcement of a material change to a transaction or intention that is the subject of an announcement of the type described in clause (i), (ii), (iii) or (iv) of this sentence (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention) (in each case, (A) whether such announcement is made by Issuer or a third party and (B) if by a third party (1) in connection with a proposed or contemplated transaction, relates to a transaction that is reasonably likely to be completed, determined as described in clause (iii) or (2) in connection with a withdrawal, abandonment or discontinuation of a transaction, relates to a transaction that, prior to such withdrawal, abandonment or discontinuation, was reasonably likely to be completed, as determined by the Calculation Agent); provided that, for the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention.

Announcement Date:	The definition of “Announcement Date” in Section 12.1 of the Equity Definitions is hereby amended by (i) replacing the words “a firm” with the word “any” in the second and fourth lines thereof, (ii) replacing the word “leads to the” with the words “, if completed, would lead to a” in the third and the fifth lines thereof, (iii) replacing the words “voting shares” with the word “Shares” in the fifth line thereof, and (iv) inserting the words “by any entity” after the word “announcement” in the second and the fourth lines thereof.

Composition of Combined Consideration:	Not Applicable; provided that notwithstanding Section 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will determine such composition following consultation with Counterparty.

Nationalisation, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the word “Shares” with “Hedge Positions”

Failure to Deliver:	Not Applicable.

Insolvency Filing:	Applicable

Hedging Disruption:

Applicable, except that prior to exercising any right to terminate the Transaction for Hedging Disruption, Bank (acting in good faith and a commercially reasonable manner) shall negotiate with Counterparty for at least 3 Scheduled Trading Days amendments to the terms of Transaction that will enable the parties to continue with the Transaction on revised terms.

Bank agrees that it will not exercise any right to terminate the Transaction for a Hedging Disruption that is triggered by a decline in the trading volume of the Shares on any given Exchange Business Day if the average daily trading volume of the Shares on the Exchange over the preceding 20 Exchange Business Days (excluding any Exchange Business Day that the Exchange is scheduled in advance to close prior to its normal close of trading) is at least 1,000,000 Shares.

Hedging Party:	Bank

Increased Cost of Hedging:	Applicable

Hedging Party:	Bank

Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	The rate specified as such in the Transaction Supplement

Hedging Party:	Bank

Increased Cost of Stock Borrow:	Applicable

Initial Stock Loan Rate:	The rate specified as such in the Transaction Supplement

Hedging Party:	Bank

Determining Party:

Bank.

Upon written request, the Determining Party shall provide promptly (and no later than 2 Scheduled Trading Days’ notice of such request) reasonable information to the Counterparty with respect to any determination, calculation or adjustment made by the Determining Party in respect of the Transaction (including any quotations, market data or information from internal or external sources used in making such determination, adjustment or calculation), however, the Determining Party shall not be required to provide information which comprises proprietary or material non-public information or which would breach a duty of confidentiality to a third party.

Additional Representations, Agreements and Acknowledgements:

Non-Reliance:	Applicable

Agreements and Acknowledgements regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Bank Payment Instructions:	To be advised separately in writing

Counterparty Payment Instructions:	To be advised separately in writing

Calculation Agent:

Bank, unless an Event of Default has occurred and is continuing with respect to Bank in which case Counterparty may appoint a Leading Dealer in the relevant market (that is not an Affiliate of either of the parties) to act as Calculation Agent for so long as such Event of Default is continuing, provided that, if an Event of Default has occurred and is continuing with respect to both parties, Bank shall be the Calculation Agent.

Upon written request, the Calculation Agent shall provide promptly (and no later than two (2) Currency Business Days’ notice of such request) reasonable information to the Counterparty and (where Bank is not the Calculation Agent) Bank with respect to any calculation, determination or adjustment made by the Calculation Agent in respect of the Transaction (including any quotations, market data or information from internal or external sources used in making such determination, adjustment or calculation) however the Calculation Agent shall not be required to provide information which comprises proprietary or material non-public information or which would breach a duty of confidentiality to a third party. Bank and Counterparty may disclose such information to one or more Leading Dealers for the purposes of such disclosing party receiving advice as to whether the relevant calculation, determination or adjustment of the Calculation Agent is reasonable. The disclosure of such information and any consultation process shall be without prejudice to Counterparty’s rights to pursue any other contractual remedies it may choose to pursue. For the avoidance of doubt, no party shall be bound by any calculation, determination or adjustment that a Leading Dealer may propose.

To the extent reasonably practicable in the circumstances, the Calculation Agent will consult with Bank and Counterparty in respect of each calculation, determination or adjustment to be made by it in respect of the Transaction. If following any consultation in respect of an adjustment the Calculation Agent determines that in respect of the relevant matter or circumstance it could make alternative adjustments in accordance with the terms of this Confirmation that are economically neutral to Bank, the Calculation Agent shall, if Counterparty has expressed a preference in the consultation process, select the adjustment alternative preferred by Counterparty (if any). For the purposes of the foregoing,

“Leading Dealer” shall mean any of J.P. Morgan SE, Morgan Stanley Europe SE, Bank of America, N.A., Citibank, N.A., Barclays Bank PLC, UBS AG, Société Générale or BNP Paribas or any of their Affiliates.

ADDITIONAL REPRESENTATIONS AND COVENANTS

Additional Representations:

For the purposes of Section 3 of the Agreement, Counterparty represents and warrants and, where applicable, undertakes to Bank on the date of this Confirmation (and, in respect of (g) and (l) below, on a continuing basis) that:

(a)

All consents, orders, approvals, and other authorisations, whether governmental, corporate or other, required to have been obtained for the Transaction, this Confirmation and the Credit Support Documents (together the “Transaction Documents”) have been obtained or made and are in full force and effect and all disclosures required by applicable law or regulation to have been made in connection with the Transaction Documents, including, without limitation, the Shares, have been made;

(b)

Counterparty’s entry into and performance of its obligations under the Transaction Documents do not conflict with, result in a breach or violation of, or constitute a default under: (A) any material agreement or instrument to which Counterparty is a party or by which Counterparty is bound; or (B) any statute, rule or regulation applicable to, or any order of any court or governmental agency with jurisdiction over Counterparty or its Related Parties, as defined below;

(c)

Counterparty is acting for its own account, and has made its own independent decision to enter into the Transaction Documents and as to whether the Transaction Documents are appropriate or proper based upon Counterparty’s own judgment and upon advice from such legal, tax or other advisors as Counterparty has deemed necessary. Counterparty is not relying on any communication (written or oral) from Bank or any Affiliate of Bank as tax, accounting or legal advice or as a recommendation to enter into the Transaction Documents; it being understood that information and explanations related to the terms and conditions of the Transaction Documents will not be considered to be tax, legal or accounting advice or a recommendation to enter into the Transaction Documents. No communication (written or oral) received from Bank or any Affiliate of Bank will be deemed to be an assurance or guarantee as to the expected results of the Transaction Documents.

(d)

Counterparty is capable of assessing the merits of and understanding the consequences of the Transaction Documents (on Counterparty’s own behalf or through independent professional advice and has taken independent legal advice in connection with the Transaction Documents), and understand and accept, the terms, conditions and risks of the Transaction Documents. In particular, but without limitation, Counterparty has understood, evaluated and is willing to accept:

(i)	the legal requirements pertaining to the Transaction Documents;

(ii)	the tax treatment of the Transaction Documents; and

(iii)	the accounting treatment of the Transaction Documents;

(e)

Neither Counterparty nor anyone acting on Counterparty’s behalf has engaged in any behaviour which is designed to cause, has caused, or might reasonably be expected to cause, manipulation of the price of any security of the Issuer;

(f)

Counterparty is not entering into the Transaction Documents on the basis of, or is aware of, any inside or material, non-public information concerning the Issuer and the entry into and performance by it of its obligations under the Transaction does not and will not constitute a violation by it or any of Exor Nederland N.V., Exor S.A., Ancom USA Inc, Exor SN LLC, or Exor Investments Limited (each a “Related Party”) of applicable law or regulation prohibiting “insider dealing” or “market abuse”;

(g)

Counterparty has complied, and will comply at any time, with all disclosure or reporting requirements, if any, that may be relevant to the Transaction Documents in accordance with applicable legal or regulatory provisions or in accordance with any stock exchange regulation, including disclosure requirements imposed under market abuse rules or legal and regulatory provisions relating to the transparency of shareholdings of listed companies;

(h)

Counterparty is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has the power to execute, deliver and perform its obligations under the agreements described herein (and any other related documents) and has taken all necessary action to authorise such execution, delivery and performance;

(i)	Bank is not acting as a fiduciary for or an adviser to it in respect of the Transaction Documents;

(j)

Neither Counterparty nor its Related Parties (and in each case, its directors and officers) are directors of or persons exercising managerial responsibility over (or in each case, a person closely associated with any of them) the Issuer;

(k)

It is aware of the requirements of, and has discussed with its counsel the implications of Sections 13(d) and (g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with entering into the Transaction;

(l)

Counterparty is and, after giving effect to the Transaction, will be in compliance with its reporting obligations under Section 13 of the Exchange Act, and Counterparty will provide Dealer with a reasonable opportunity to review and consult with it on any filings to be made in connection with the Transaction;

(m)	Counterparty is not as of the date of this Confirmation subject to the reporting requirements under Section 16 of the Exchange Act;

(n)

Counterparty’s acquisition of the Shares, (i) is not intended by Counterparty to be “hostile”, (ii) is not intended by Counterparty to constitute an acquisition of control of the Issuer or of a majority of ordinary shares in the Issuer, (iii) does not constitute a current intention to make a takeover bid by Counterparty, and (iv) is the only acquisition of ordinary shares in the Issuer currently taking place on behalf of Counterparty, other than those that have been publicly disclosed by Counterparty as of the date of this Confirmation, or where public disclosure is not required, have been disclosed directly to Bank, or that are being acquired from Bank or otherwise with the consent of Bank;

(o)

the Transaction and transactions contemplated by this Confirmation do not violate Section 14 of the Exchange Act or the rules and regulations promulgated thereunder. As of date of this Confirmation, neither Counterparty nor any of its Related Parties has announced, commenced or been engaged in, and at all times during the term of the Transaction, neither Counterparty nor any of its Related Parties shall announce, commence, take any substantial steps to commence or be engaged in, a tender offer (as such term is used in Section 14(d)(1) of the Exchange Act) with respect to the Shares or has the intention to do so;

(p)

Counterparty is, and after giving effect to the Transaction, will be, in compliance with any reporting obligations in respect of the Shares or the Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

(q)

if Counterparty disclosed to a bank or financial institution (other than Bank) its intention to enter into a transaction having terms or structure similar to this Transaction, Counterparty has obtained from that bank or financial institution an undertaking to the effect that it will keep confidential its knowledge of Counterparty’s intentions with regard to such transaction and the commercial terms and structure of such transaction and that it will not use any such knowledge for its own benefit or for the benefit of any other person.

Counterparty Covenants:

An Event of Default under Section 5(a)(ii) of the Agreement with respect to the Counterparty as the Defaulting Party shall be deemed to have occurred as soon as the Counterparty (or any of its Affiliates), breaches any of the covenants set out below, without regard to any remedy or grace period set out in Section 5(a)(ii) of the Agreement.

Counterparty covenants that:

(a)

other than in accordance with the Agreement or as agreed between the parties, Counterparty will not and will procure that none of its Related Parties will purchase or sell (in each case, whether directly or indirectly) Shares during the Restricted Period, except for any Shares purchased or received by Counterparty or any Related Party in accordance with any rights issue, distribution, dividend (including any Extraordinary Dividend), spin-off or other corporate event attributable to Shares held directly or indirectly as of the date of this Confirmation, where “Restricted Period” means the period beginning on the date of this Confirmation and ending on (and including) the latest of:

(i)	the date falling three months after the date of this Confirmation; and

(ii)	the Valuation Date;

(b)

other than in accordance with the Agreement or as agreed between the parties, Counterparty will not and will procure that none of its Related Parties will enter into any derivative transaction (being a call, put, forward or swap or any combination thereof (howsoever described)) that references the Shares (any such transaction being referred to for these purposes as a “Restricted Transaction”) during the Restricted Period; and

(c)

except with the consent of Bank (not to be unreasonably withheld or delayed), Counterparty will for the term of the Transaction maintain its place of incorporation and domicile as in effect at the date of this Confirmation.

Additional Termination Event:

It shall constitute an Additional Termination Event in respect of which Counterparty shall be the sole Affected Party and this Transaction shall be the sole Affected Transaction if Counterparty becomes subject to the reporting requirements under Section 16 of the Exchange Act.

OTHER PROVISIONS:

(A)	Amendments to the ISDA Form:

(i)	Transfer:

Section 7 of the Agreement is deleted in its entirety and replaced with the following:

“Subject to Section 6(b)(ii) and to the extent permitted by applicable law, neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, which consent will not be arbitrarily withheld or delayed, except that:

(a)

a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, or reorganization, incorporation, reincorporation, or reconstitution into or as, another entity (but without prejudice to any other right or remedy under this Agreement) provided that the Transfer Conditions are met;

(b)

a party may make such a transfer of all or any part of its interest in any Early Termination Amount payable to it by a Defaulting Party, together with any amounts payable on or with respect to that interest and any other rights associated with that interest pursuant to Sections 8, 9(h) and 11; and

(c)	Bank may transfer this Agreement (in whole and not in part only) to any of Bank’s Affiliates, provided that the Transfer Conditions are met.

For the purposes of this “Transfer” provision, the “Transfer Conditions” will be met if:

(a)	Equivalent Creditworthiness. The creditworthiness of such transferee is not materially weaker than that of the transferor immediately prior to such transfer.

(b)

No Gross Up. The remaining party will not be required to pay to the transferee an amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 9(h)) greater than the amount in respect of which the remaining party would have been required to pay to the transferor in the absence of such transfer;

(c)

No Withholding. The remaining party will not receive a payment from which an amount has been withheld or deducted, on account of a Tax under Section 2(d)(i) (except in respect of interest under Section 9(h)), in excess of that which the transferor would have been required to so withhold or deduct in the absence of such transfer, unless the transferee would be required to make additional payments pursuant to Section 2(d)(i)(4) corresponding to such withholding or deduction;

(d)

Not Unlawful. As a result of such transfer, it will not become unlawful for either party to perform any obligation under this Agreement, nor will such transfer cause either party to breach any relevant rule or regulation by which it is bound in performing any obligation under this Agreement; and

(e)	No Event of Default. No Potential Event of Default, Event of Default or Termination Event will occur as a result of such transfer.

With respect to the events described in (b) and (c) above, the transferor will cause the transferee to make, and the remaining party will make, such reasonable Payer Tax Representations and Payee Tax Representations as may be mutually agreed upon by the transferee and the remaining party in order to permit such parties to determine that such results will not occur upon or after the transfer.”

(ii)	Cross Default

The “Cross Default” provisions of Section 5(a)(vi) will apply to Bank and will apply to Counterparty, provided that (i) the phrase “or becoming capable at such time of being declared” shall be deleted from sub-section (1) of such Section 5(a)(vi); and (ii) the following language shall be added to the end thereof: “Notwithstanding the foregoing, a default under sub-section (2) hereof shall not constitute an Event of Default if (i) the default was caused solely by error or omission of an administrative or operational nature; (ii) funds were available to enable the party to make the payment when due; and (iii) the payment is made within two Local Business Days of such party’s receipt of written notice of its failure to pay.”

“Threshold Amount” means in relation to Counterparty, EUR 50,000,000 (or its equivalent in another currency) and, in relation to Bank, 3% of Shareholders’ Funds of Bank. For the purpose of this definition, any Specified Indebtedness denominated in a currency other than the currency in which the financial statements of such party are denominated shall be converted into the currency in which such financial statements are denominated at the current market exchange rate.

For the purposes of the above, “Shareholders’ Funds of Bank” means the amount of shareholders’ funds of Bank as shown in Bank’s most recent quarterly unaudited or annual financial statements, respectively.

(iii)	Credit Event Upon Merger

The parties agree that the provisions of Section 5(b)(v) will apply to Bank and will apply to Counterparty, in each case as amended by deleting sub-paragraphs (2) and (3) thereof.

(iv)	Notices:

A new paragraph is added to the Agreement as paragraph 12(a)(vi) as follows:

“(vi) if sent by email to all relevant Designated Counterparty Contacts or relevant Designated Bank Contact as applicable, on the date such email is delivered.”

Notwithstanding anything to the contrary in Paragraph 12, (a) notices under Sections 5 or 6 of the Agreement relating to this Transaction may be delivered by Bank by e-mail to all Designated Counterparty Contacts.

“Designated Counterparty Contacts” means each of the “Designated Counterparty Contacts” specified in the Transaction Supplement and/or such other address(es) as notified to Bank by not less than 5 Local Business Days’ notice.

“Designated Bank Contact” means each of the email addresses specified in the “Bank Notice Details” provision of the Transaction Supplement and/or such other address(es) as notified to Counterparty by not less than 5 Local Business Days’ notice.

(v)	Jurisdiction:

Section 13(b) of the Agreement shall be deleted in its entirety and replaced with the following:

“(b) Jurisdiction. With respect to any dispute, claim, difference or controversy arising out of, relating to or having any connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with it (“Proceedings”), each party irrevocably:-

(i)	submits to the exclusive jurisdiction of the English courts; and

(ii)

waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.”

(vi)	Process Agent:

Counterparty irrevocably appoints Exor Investments Limited, with registered office address at 28 Headfort Place, London, United Kingdom, SW1X 7DH as its Process Agent in England. Counterparty agrees that the process by which any proceedings are commenced in England pursuant to Section 13(b) (Jurisdiction) may be served on it by being delivered to its process agent to the address mentioned above or, if different, to Counterparty’s process agent’s registered office in England for the time being. Such service shall be deemed completed and effective on delivery to such process agent (whether or not it is forwarded to and received by Counterparty). If such person is not or ceases to be effectively appointed to accept service of process on behalf of Counterparty, Counterparty shall, on Bank’s written demand, appoint a further person in England to accept service of process on Counterparty’s behalf and, failing such appointment within 14 days, Bank shall be entitled to appoint such a person (at Counterparty’s expense) by written notice to Counterparty. Nothing in this provision shall affect Bank’s right to serve process in any other manner permitted by law.

(vii)	Withholding Tax imposed on payments to non-US counterparties under the United States Foreign Account Tax Compliance Act.

“Tax” as used in Part 2(a) of this Schedule (Payer Tax Representation) and “Indemnifiable Tax” as defined in Section 14 of this Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a “FATCA Withholding Tax”). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of this Agreement.

(viii)	2015 Section 871(m) Protocol

Bank is adherent to the 2015 Section 871(m) Protocol published by the International Swaps and Derivatives Association, Inc. on November 2, 2015, as may be amended or modified from time to time (the “2015 Section 871(m) Protocol”). In the event that Counterparty is not an adherent to the 2015 Section 871(m) Protocol, Bank and Counterparty hereby agree that this Agreement shall be treated as a Covered Master Agreement (as that term is defined in the 2015 Section 871(m) Protocol) and this Agreement shall be deemed to have been amended in accordance with the modifications specified in the Attachment to the 2015 Section 871(m) Protocol.

(ix)	United States Internal Revenue Service Form:

Counterparty will deliver a correct, complete and executed United States Internal Revenue Service Form W-8BEN-E (with all parts fully completed), or any successor form, (i) on a date which is before the first Scheduled Payment Date under this Agreement, and every three years thereafter, (ii) promptly upon reasonable demand by Bank, and (iii) promptly upon learning that any such form previously provided by Counterparty has become obsolete, incorrect, or ineffective.

(x)	ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol:

Both parties agree that the amendments set out in the Attachment to the ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol published by ISDA on 19 July 2013 and available on the ISDA website (www.isda.org) (the “2013 Protocol”) shall be made to the Agreement. In respect of the Attachment to the 2013 Protocol, (i) the definition of “Adherence Letter” shall be deemed to be deleted and references to “Adherence Letter” shall be deemed to be to this “ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol” section (and references to “such party’s Adherence Letter” and “its Adherence Letter” shall be read accordingly), (ii) references to “adheres to the Protocol” shall be deemed to be “enters into the Agreement”, (iii) references to “Protocol Covered Agreement” shall be deemed to be references to the Agreement (and each “Protocol Covered Agreement” shall be read accordingly), and (iv) references to “Implementation Date” shall be deemed to be references to the date of the Agreement. For the purposes of this “ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol” section:

(A) Portfolio reconciliation process status. Each party confirms its status as follows:

Bank:	Portfolio Data Sending Entity
Counterparty:	Portfolio Data Receiving Entity

(B) Local Business Days. Each party specifies the following place(s) for the purposes of the definition of Local Business Day as it applies to it:

Bank:	Frankfurt, Germany
Counterparty:	Amsterdam, Netherlands

(C) Use of an agent and third party service provider. For the purposes of Part I(3) of the 2013 Protocol:

Bank: Without prejudice to Part I(3)(a) of the 2013 Protocol, Bank appoints the following as its agent(s):

Goldman Sachs Services Private Limited; Goldman Sachs & Co; Goldman Sachs (Singapore) Pte.

(xi)	ISDA 2013 EMIR Non-Financial Counterparty (NFC) Representation

Counterparty represents to Bank that it is a non-financial counterparty (or that it is an entity established outside the European Union (“EU”) that would constitute a non-financial counterparty if it were established in the EU) that does not meet the conditions set out in the second subparagraph of Article 10(1) of Regulation (EU) No 648/2012 (as amended and/or supplemented, including, for the avoidance of doubt, by Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019).

(xii)	U.S. Resolution Stay Provisions.

A)	Recognition of the U.S. Special Resolution Regimes

(a)

In the event that Bank becomes subject to a proceeding under (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder or (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder (a “U.S. Special Resolution Regime”) the transfer from Bank of the Agreement or this Transaction, and any interest and obligation in or under, and any property securing, the Agreement or this Transaction, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Agreement or this Transaction, and any interest and obligation in or under, and any property securing, the Agreement or this Transaction were governed by the laws of the United States or a state of the United States.

(b)

In the event that Bank or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable (“Default Right”)) under the Agreement or this Transaction that may be exercised against Bank are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Agreement or this Transaction were governed by the laws of the United States or a state of the United States.

B)	Limitation on Exercise of Certain Default Rights Related to an Affiliate’s Entry Into Insolvency Proceedings.

Notwithstanding anything to the contrary in the Agreement or this Transaction, Bank and Counterparty expressly acknowledge and agree that:

(a)

Counterparty shall not be permitted to exercise any Default Right with respect to the Agreement or this Transaction or any Affiliate Credit Enhancement that is related, directly or indirectly, to an Affiliate of the Bank becoming subject to receivership, insolvency, liquidation, resolution, or similar proceeding (an “Insolvency Proceeding”), except to the extent that the exercise of such Default Right would be permitted under the provisions of 12 C.F.R. 252.84, 12 C.F.R. 47.5 or 12 C.F.R. 382.4, as applicable; and

(b)

Nothing in the Agreement or this Transaction shall prohibit the transfer of any Affiliate Credit Enhancement, any interest or obligation in or under such Affiliate Credit Enhancement, or any property securing such Affiliate Credit Enhancement, to a transferee upon or following an Affiliate of Bank becoming subject to an Insolvency Proceeding, unless the transfer would result in the Counterparty being the beneficiary of such Affiliate Credit Enhancement in violation of any law applicable to the Counterparty.

C)	U.S. Protocol

If Counterparty has previously adhered to, or subsequently adheres to, the ISDA 2018 U.S. Resolution Stay Protocol as published by the International Swaps and Derivatives Association, Inc. as of July 31, 2018 (the “ISDA U.S. Protocol”), the terms of such protocol shall be incorporated into and form a part of the Agreement or this Transaction and the terms of the ISDA U.S. Protocol shall supersede and replace the terms of the Agreement or this Transaction. For purposes of incorporating the ISDA U.S. Protocol, Bank shall be deemed to be a Regulated Entity, Counterparty shall be deemed to be an Adhering Party, and the Agreement or this Transaction shall be deemed to be a Protocol Covered Agreement. Capitalized terms used but not defined in this paragraph shall have the meanings given to them in the ISDA U.S. Protocol.

D)	Preexisting In-Scope Agreements

Bank and Counterparty agree that to the extent there are any outstanding “in-scope QFCs,” as defined in 12 C.F.R. § 252.82(d), that are not excluded under 12 C.F.R. § 252.88, between Bank and Counterparty that do not otherwise comply with the requirements of 12 C.F.R. § 252.2, 252.81–8 (each such agreement, a “Preexisting In-Scope Agreement”), then each such Preexisting In-Scope Agreement is hereby amended to include the foregoing provisions in the Agreement, with references to “the Agreement or this Transaction” being understood to be references to the applicable Preexisting In-Scope Agreement.

For purposes of these provisions:

“Affiliate” is defined in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Credit Enhancement” means any credit enhancement or credit support arrangement in support of the obligations of Bank under or with respect to the Agreement or this Transaction, including any guarantee, collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.

(xiii)	ISDA BRRD II Protocol

The terms of the BRRD II Omnibus Jurisdictional Module to the ISDA Resolution Stay Jurisdictional Modular Protocol (the “ISDA BRRD II Module”) are incorporated into and form part of the Agreement, and the Agreement shall be deemed to be a Covered Agreement for purposes of the ISDA BRRD II Module. In the event of any inconsistencies between this Agreement and the ISDA BRRD II Module, the ISDA BRRD II Module will prevail. The Implementation Date shall be deemed to be the date of the Agreement. Bank shall be deemed to have adhered to the ISDA BRRD II Module as a Regulated Entity and identified “Germany” as a Covered Member State, and Counterparty shall be deemed to have adhered to the ISDA BRRD II Module as a Module Adhering Party and identified “Germany” as a Covered Member State.

(xiv)	Recognition of the German Bail-In Recognition Requirement

The terms of the ISDA 2016 Bail-in Article 55 BRRD Protocol (Dutch/French/German/Irish/Italian/Luxembourg/Spanish/UK entity-in-resolution version) (the “Protocol”) are incorporated into and form part of the Agreement. For the purposes of the Protocol, (i) the Agreement shall be deemed to be a Covered ISDA Master Agreement; (ii) each of Bank and Counterparty shall be deemed to be an Adhering Party; and (iii) the Implementation Date shall be deemed to be the date of the Agreement. With the exception of the preceding sentence, in the event of any inconsistencies between the Agreement and the Protocol, the Protocol will prevail.

(xv)	Additional Notice Details:

(i) Address for notices or communications to Bank:

As specified in the “Bank Notice Details” provision of the Transaction Supplement.

(ii) Address for notices or communications to Counterparty:

As specified in the “Counterparty Notice Details” provision of the Transaction Supplement.

(xvi)	Offices:

The Office of Bank for the Transaction is Frankfurt, Germany

The Office of Counterparty for the Transaction is Amsterdam, Netherlands.

(xvii)	Agreement to deliver documents

For the purpose of Section 4(a)(ii) of the Agreement, the Counterparty agrees to deliver the documents as set out in Annex 2 (Deliverables) by the times so specified.

(xviii)	Credit Support Documents

The parties agree that each of the following documents shall constitute Credit Support Documents in respect of Counterparty: the Custody Agreement and Security Agreement.

Unless otherwise indicated we have acted as principal in respect of the Transaction. The time of execution of the Transaction is available on request.

Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by Bank) correctly sets forth the terms of the agreement between Bank and Counterparty in respect of the Transaction, by manually signing this Confirmation or this page thereof as evidence of agreement to such terms and providing any other information requested herein and immediately returning an executed copy to Bank.

Yours faithfully,	Agreed and Accepted by
Goldman Sachs Bank Europe SE	Exor N.V.

By: /s/ Francesco Papa
Name: Francesco Papa	Signature: /s/ Guido De Boer
Title: Managing Director	Name: Guido De Boer
Title: Authorised Signatory

By: /s/ Jan-Niclas Baars
Name: Jan-Niclas Baars
Title: Authorized Signatory